UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F              Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 3, 2010

By: /s/ Bernard J. Pitz_________________

       Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009
	$	$	$	$
Sales	180,278	173,120	160,794	163,688
Cost of sales	158,906	153,493	140,617	137,295
Gross profit	21,372	19,627	20,177	26,393

Selling, general and administrative expenses	17,858	18,904
			20,047	17,756
Stock-based compensation expense	222	262
			270	255
Research and development expenses	1,929	1,492
			1,488	1,449
Financial expenses
Interest	3,777	3,749	3,783	4,050
Other	392	122	(653)	(525)
Manufacturing facility closures, restructuring, strategic alternatives and other charges			1,091
Impairment of goodwill
	24,178	24,529	26,026	22,985

Earnings (loss) before income taxes	(2,806)	(4,902)
			(5,849)	3,408
Income taxes (recovery)
Current	(16)	102	182	155
Future	(124)	791	2,511	1,253
	(140)	893	2,693	1,408
Net earnings (loss)	(2,666)	(5,795)	(8,542)	2,000

Earnings (loss) per share
Basic	(0.05)	(0.10)	(0.14)	0.03
Diluted	(0.05)	(0.10)	(0.14)	0.03

Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,951,050	58,951,050
Diluted	58,951,050	58,951,050	58,951,050	58,981,300

	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008
	$	$	$	$
Sales	151,912	139,068	153,142	201,978
Cost of sales	130,379	124,252	158,620	172,772
Gross profit (loss)	21,533	14,816	(5,478)	29,206

Selling, general and administrative expenses		15,416
	16,601		15,874	17,490
Stock-based compensation expense		258
	254		170	348
Research and development expenses		1,373
	1,295		1,307	1,334
Financial expenses
Interest	3,970	4,085	3,812	4,230
Other	536	494	1,948	806
Manufacturing facility closures, restructuring, strategic alternatives and other charges
Impairment of goodwill			66,726
	22,656	21,626	89,837	24,208

Earnings (loss) before income taxes		(6,810)
	(1,123)		(95,315)	4,998
Income taxes (recovery)
Current	385	9	(515)	(374)
Future	(313)	(167)	4,993	1,153
	72	(158)	4,478	779
Net earnings (loss)	(1,195)	(6,652)	(99,793)	4,219

Earnings (loss) per share
Basic	(0.02)	(0.11)	(1.69)	0.07
Diluted	(0.02)	(0.11)	(1.69)	0.07

Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,956,348	58,956,348
Diluted	58,951,050	58,951,050	58,956,348	58,956,348

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim consolidated financial statements and notes thereto for the three months and six months ended June 30, 2010 and 2009.  Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

Overview

Intertape Polymer Group Inc. (the “Company” or “IPG”) reported sales for the second quarter of 2010 of $180.3 million, an increase of 18.7%, compared to $151.9 million for the second quarter of 2009 and an increase of 4.1% sequentially compared to $173.1 million for the first quarter of 2010.  Gross profit totaled $21.4 million for the second quarter of 2010 as compared to $21.5 million and $19.6 million, respectively, for the second quarter of 2009 and first quarter of 2010.  Sales compared to the first quarter of 2010 were higher in both of the Company’s Divisions and sales volume was higher in the Engineered Coated Products (“ECP”) Division and slightly lower in the Tapes and Films (“T&F”) Division.

The net loss for the second quarter of 2010 was $2.7 million ($0.05 per share, both basic and diluted) as compared to a net loss of $1.2 million ($0.02 per share, both basic and diluted) for the second quarter of 2009 and a net loss of $5.8 million ($0.10 per share, both basic and diluted) for the first quarter of 2010.  Net loss for the six months ended June 30, 2010 totaled $8.5 million ($0.14 per share, both basic and diluted) compared to a net loss of $7.8 million ($0.13 per share, both basic and diluted) for the same period in 2009.

Liquidity

The Company has a $200.0 million asset based loan (“ABL”), entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, and equipment.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing up to $35.0 million.  As of June 30, 2010, the Company had secured real estate mortgage financing of $1.7 million, leaving the Company the ability to obtain an additional $33.3 million of real estate mortgage financing.

The Company has no significant debt maturities until March 2013, when the ABL matures.  The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

The Company relies upon the funds generated from operations and funds available under its ABL to meet working capital requirements, anticipated obligations under its ABL and Senior Subordinated Notes, and to finance capital expenditures for the foreseeable future.  As of June 30, 2010, the Company had cash and unused availability under its ABL totalling $52.1 million.  As of July 31, 2010, the Company had cash and unused availability under its ABL totalling over $40.0 million.

The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the equipment included in the borrowing base.  The financial covenant becomes effective only when unused availability drops below $25.0 million.  Although not in effect, the Company was in compliance with the fixed charge ratio covenant as of June 30, 2010.  The Company believes it will remain above the $25.0 million threshold of unused availability during the remainder of 2010.

Outlook

The Company anticipates sequentially higher sales and EBITDA in the third quarter of 2010 compared to the second quarter of 2010.  Both sales and EBITDA are projected to be favourably impacted by higher selling prices which began in the latter part of the second quarter.

Results of Operations

Sales

The Company’s sales for the second quarter of 2010 were $180.3 million, an 18.7% increase compared to $151.9 million for the second quarter of 2009 and sequentially a 4.1% increase compared to $173.1 million for the first quarter of 2010.  Sales volume increased approximately 12% and declined approximately 1%, respectively, compared to the second quarter of 2009 and first quarter of 2010.  The sales volume increase over the second quarter of 2009 was due to some improvement in the overall economy, sales of new products, and additional channel and market development.  Both the ECP Division and the T&F Division had an increase in sales from the second quarter of 2009 and first quarter of 2010 to the second quarter of 2010, however, the ECP Division’s increase was larger than the T&F Division’s due to continued gradual stabilization in the building and construction market.  Selling prices for the second quarter of 2010 increased approximately 3% compared to the second quarter of 2009 and to the first quarter of 2010.

Sales for the first six months of 2010 were $353.4 million compared to $291.0 million for the same period in 2009, an increase of 21.5%.  This sales increase includes an approximately 19% increase in sales volume while selling prices were basically flat.

Gross Profit and Gross Margin

Gross profit totalled $21.4 million in the second quarter of 2010, a decrease of 0.7% from the second quarter of 2009 and an increase of 8.9% from the first quarter of 2010.  Gross margin was 11.9% in the second quarter of 2010,

14.2% in the second quarter of 2009, and 11.3% in the first quarter of 2010.  As compared to the second quarter of 2009, gross profit in the second quarter of 2010 was lower due to resin-based, adhesive and paper raw material costs increasing more than selling prices, which was partially offset by increased sales volume.  Gross profit and gross margin for the first six months of 2010 were $41.0 million and 11.6%, respectively compared to $36.3 million and 12.5% for the first six months of 2009, respectively.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses (“SG&A”) totalled $17.9 million, $16.6 million, and $18.9 million, for the second quarter of 2010, second quarter of 2009, and first quarter of 2010, respectively.  The increase from the second quarter of 2009 to the second quarter of 2010 was primarily the result of higher selling expenses related to the 18.7% increase in sales dollars partially offset by lower general and administrative expenses.  As a percentage of sales, SG&A expenses were 9.9%, 10.9%, and 10.9% for the second quarter of 2010, second quarter of 2009, and first quarter of 2010, respectively.  Sequentially, the decrease in both SG&A expenses and percentage of sales in the second quarter of 2010 compared to the first quarter of 2010 was primarily due to a reduction in professional fees paid to third parties.

Included in SG&A expenses are the costs the Company incurs as a consequence of being a public company.  These costs totalled $0.5 million, $0.7 million, and $0.3 million for the second quarter of 2010, second quarter of 2009, and first quarter of 2010, respectively.  For the first six months of 2010 these costs totalled $0.8 million as compared to $1.1 million for the first six months of 2009.

Stock-Based Compensation Expense

Stock-based compensation expense for the second quarter of 2010 was $0.2 million compared to $0.3 million in the second quarter of 2009 and $0.3 million in the first quarter of 2010.  For the first six months of 2010, stock-based compensation expense was $0.5 million compared to $0.5 million for the first six months of 2009.

Operating Profit

This discussion presents the Company’s operating profit for the second quarter of 2010, second quarter of 2009, and first quarter of 2010. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or in the United States but is included herein as the Company’s management uses “operating profit” to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A and stock-based compensation expenses.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	March 31,	June 30,	June 30,
	2010	2009	2010	2010	2009
	$	$	$	$	$
Gross Profit	21.4	21.5	19.6	41.0	36.3
Less: SG&A expenses	17.9	16.6	18.9	36.8	32.0
Less: Stock-based compensation expense	0.2	0.3	0.3	0.5	0.5
Operating Profit	3.3	4.7	0.5	3.8	3.8

Operating profit was $3.3 million for the second quarter of 2010, compared to $4.7 million for the second quarter of 2009.  The decrease was attributable to raw material costs increasing more than selling prices and higher selling costs related to the increase in sales.  When compared to the operating profit in the first quarter of 2010 of $0.5 million, operating profit increased by $2.8 million primarily due to higher gross profit from the increase in sales and $1.0 million lower SG&A expenses in the second quarter of 2010.  Operating profit for the six months ended June 30, 2010 totaled $3.8 million compared to $3.8 million for the six months ended June 30, 2009.

.

Financial Expenses

Financial expenses for the second quarter of 2010 totaled $4.2 million, a $0.3 million or 8.1% decrease from the second quarter of 2009.  Financial expenses for the first six months of 2010 were $8.0 million compared to $9.1 million for the same period in 2009.  The decrease is primarily due to a lower amount outstanding on the Senior Subordinated Notes and lower average borrowings on the ABL.  When compared to financial expenses in the first quarter of 2010 of $3.9 million, financial expenses for the second quarter of 2010 were higher by $0.3 million due to foreign exchange losses.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) foreign exchange gains (losses); (v) amortization of other intangibles and capitalized software costs; and (vi) depreciation.  The term “EBITDA” does not have any standardized meaning prescribed by GAAP in Canada or in the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or as an alternative to net earnings as an indicator of IPG’s operating performance or any other measures of performance derived in accordance with GAAP.  The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of IPG’s performance between periods presented.  In addition, EBITDA is used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA RECONCILIATION TO NET LOSS

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30,	June 30,	March 31,	June 30,	June 30,
	2010	2009	2010	2010	2009
	$	$	$	$	$
Net Loss – As Reported	(2.7)	(1.2)	(5.8)	(8.5)	(7.8)
Add back:
Financial expenses (1) and foreign exchange gains (losses)	3.8	4.2	3.6	7.4	9.1
Income taxes (Recovery)	(0.1)	0.1	0.9	0.8	(0.1)
Depreciation and amortization (1)	9.3	9.3	9.4	18.7	18.0
EBITDA	10.4	12.4	8.0	18.4	19.1

(1)Amortization of the debt issue expenses related to the Senior Subordinated Notes is included in Depreciation and Amortization

EBITDA was $10.4 million for the second quarter of 2010, $12.4 million for the second quarter of 2009, and $8.0 million for the first quarter of 2010.  The lower EBITDA in the second quarter of 2010 as compared to the second quarter of 2009 is a result of raw material costs increasing more than selling prices and higher research and development (“R&D”) costs.  The increase in R&D is related to pre-commercialization production runs of new products.  The second quarter 2010 EBITDA was higher sequentially from the first quarter 2010 primarily due to lower general and administrative expenses in the second quarter of 2010 and higher gross profit related to the increase in sales partially offset by higher R&D.  As compared to the first six months of 2009, EBITDA decreased by $0.7 million from $19.1 million to $18.4 million in first six months of 2010.  The decrease was primarily due to raw material costs increasing more than selling prices and higher R&D costs.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world.  Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings.  The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its interim unaudited consolidated financial statements.  The effective tax rate for the six months ended June 30, 2010 was approximately negative 9.8% compared to approximately negative 1.1% for the six months ended June 30, 2009.

Net Loss

Net loss for the second quarter of 2010 was $2.7 million compared to $1.2 million in the second quarter of 2009, and $5.8 million in the first quarter of 2010.  Net loss for the six months ended June 30, 2010 totaled $8.5 million compared to a net loss of $7.8 million for the same period in 2009.

Results of Operations – T&F Division

Sales in the second quarter of 2010 were $149.8 million, an increase of 18.0% compared to $127.0 million for the second quarter of 2009 and an increase of 3.1% compared to $145.3 million in the first quarter of 2010.  Sales volume increased in the second quarter of 2010 by approximately 13% as compared to the second quarter of 2009 and declined approximately 3% sequentially over the first quarter of 2010.  While sales volumes continued to remain fairly consistent across most product lines, the stretch film category declined in the second quarter but has already rebounded to date during the current quarter.

Selling prices increased approximately 1% in the second quarter of 2010 compared to the second quarter of 2009 and increased approximately 3% in comparison to the first quarter of 2010.

Sales for the first six months of 2010 totalled $295.2 million compared to $242.4 million for the first six months of 2009.  Sales volume for the first six months of 2010 increased approximately 19% compared to the first six months of 2009.

Gross profit for the second quarter of 2010 totalled $18.4 million at a gross margin of 12.3% compared to $20.6 million at a gross margin of 16.2% for the second quarter of 2009.  The decrease in both gross profit and gross margin was due to higher resin-based, adhesive and paper raw material costs partially offset by higher volume and ongoing cost reduction initiatives. Gross profit and gross margin for the first six months of 2010 and 2009 were $37.1 million at 12.6% and $33.3 million at 13.7%, respectively.  On a sequential basis, gross profit was basically flat with $18.7 million reported for the first quarter of 2010.  A sequential decline in resin-based raw material costs was largely offset by increases in adhesive and paper raw material costs.

T&F DIVISION EBITDA RECONCILIATION TO NET EARNINGS
(in millions of US dollars)
(Unaudited)
	Three months ended			Six months ended
	June 30,	June 30,	March 31,	June 30,	June 30,
	2010	2009	2010	2010	2009
	$	$	$	$	$
Divisional earnings before income taxes	1.9	6.2	2.0	3.9	5.3
Depreciation, amortization, and foreign exchange gains (losses)	7.3	7.4	7.3	14.6	14.9
EBITDA	9.2	13.6	9.3	18.5	20.2

EBITDA for the second quarter of 2010, second quarter of 2009, and first quarter of 2010 was $9.2 million, $13.6 million and $9.3 million, respectively.  The decrease in EBITDA in the second quarter of 2010 compared to the second quarter of 2009 was due to lower gross profit and higher selling costs associated with increased sales.  EBITDA for the first six months of 2010 and 2009 was $18.5 million and $20.2 million, respectively.

Results of Operations - ECP Division

Sales in the second quarter of 2010 were $30.4 million, an increase of 22.3% compared to $24.9 million for the second quarter of 2009 and an increase of 9.5% over sales of $27.8 million in the first quarter of 2010.  Sales volume increased in the second quarter of 2010 by approximately 10% compared to the second quarter of 2009 and approximately 5% sequentially over the first quarter of 2010.  The ECP Division benefitted from new products launched as well as improved product and channel mix.

Selling prices increased approximately 12% in the second quarter of 2010 compared to the second quarter of 2009 and increased approximately 3% as compared to the first quarter of 2010.

Sales for the first six months of 2010 totalled $58.2 million compared to $48.6 million for the first six months of 2009.  Sales volume for the first six months of 2010 increased approximately 13% compared to the first six months of 2009.

Gross profits for the second quarter of 2010 totalled $3.0 million, representing a gross margin of 9.8%, compared to $1.0 million and a gross margin of 3.8% for the second quarter of 2009.  The increase in both gross profit and gross margin was due to price increases which offset some of the raw material cost increases, higher sales volume, and a reduction in costs related to the strike at the Brantford facility. Gross profit and gross margin for the first six months of 2010 and 2009 were $3.9 million at 6.7% and $3.0 million at 6.2%, respectively.

ECP DIVISION EBITDA RECONCILIATION TO NET EARNINGS (LOSS)
(in millions of US dollars)
(Unaudited)
	Three months ended			Six months ended
	June 30,	June 30,	March 31,	June 30,	June 30,
	2010	2009	2010	2010	2009
	$	$	$	$	$
Divisional earnings (loss) before income taxes	0.5	(2.0)	(2.9)	(2.5)	(2.6)
Depreciation, amortization, and foreign exchange gains (losses)	1.5	1.7	2.2	3.6	3.2
EBITDA	1.9	(0.3)	(0.8)	1.2	0.6

EBITDA for the second quarter of 2010, second quarter of 2009, and first quarter of 2010 was positive $1.9 million, negative $0.3 million and negative $0.8 million, respectively.  The increase in EBITDA in the second quarter of 2010 compared to the second quarter of 2009 was due to higher gross profit. EBITDA for the first six months of 2010 and 2009 was $1.2 million and $0.6 million, respectively.

Results of Operations – Corporate

The Company does not allocate the cost of manufacturing facility closures, restructuring, strategic alternatives or other charges to its two divisions.  These expenses are retained at the corporate level as are stock-based compensation expense, financial expenses, and the cost of being a public company.  The unallocated corporate expenses for the second quarter of 2010, second quarter of 2009, and first quarter of 2010 totalled $0.7 million, $0.9 million, and $0.5 million, respectively. For the first six months of 2010 and 2009, unallocated corporate costs totalled $1.3 million and $1.6 million, respectively.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There have been no material changes with respect to related party transactions since Management’s Discussion and Analysis for the year ended December 31, 2009.  Reference is made to the Section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis for the year ended December 31, 2009 and to Note 4 to the unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2010.

Balance Sheet

One of the metrics the Company uses to measure inventory performance is Days Inventory.  One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (DSO’s).  DSO’s increased by 4 days from the fourth quarter of 2009 to the second quarter of 2010 and increased by 3 days sequentially in the second quarter of 2010 as compared to the first quarter of 2010.  Days Inventory declined by 2 days in the second quarter of 2010  compared to the fourth quarter of 2009 and increased by 2 days compared to the first quarter of 2010.  The calculations are shown in the following tables:

	Three months ended					Three months ended
	June	December	June	March		June	December	June	March
	30,	31,	30,	31,		30,	31,	30,	31,
	2010	2009	2009	2010		2010	2009	2009	2010
	$	$	$	$		$	$	$	$
Cost of Goods Sold	158.9	140.6	130.4	153.5	Sales	180.3	160.8	151.9	173.1
Days in Quarter	91	92	91	90	Days in Quarter	91	92	91	90
Cost of Goods Sold Per Day	1.75	1.53	1.43	1.71	Sales Per Day	1.98	1.75	1.67	1.92
Average Inventories	88.9	80.8	78.6	83.5	Trade Receivables	91.4	74.2	81.2	82.9
Days Inventory	51	53	55	49	DSO’s	46	42	49	43

Days Inventory is calculated as follows:

     Cost of Goods Sold ÷Days in Quarter = Cost of Goods Sold Per Day

     (Beginning Inventory + Ending Inventory) ÷ 2 = Average Inventory

     Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

 DSO’s is calculated as follows:

     Sales ÷ Days in Quarter = Sales Per Day

Ending Balance of Trade Receivables ÷ Sales Per Day = DSO’s

Accounts payable and accrued liabilities increased in the second quarter of 2010 to $83.5 million from $68.2 million as of December 31, 2009.  The increases were due to higher inventory purchases to support the higher sales. Inventories increased in the second quarter of 2010 to $89.8 million from $79.0 million and trade receivables increased in the second quarter of 2010 to $91.4 million from $ 74.2 million as of December 31, 2009 as a result of higher sales.

Cash Flow

Cash flows from operations before changes in working capital items decreased in the second quarter of 2010 by $1.9 million to $6.6 million from $8.5 million in the second quarter of 2009.  The decrease was due to an increase in net loss of $1.5 million to $2.7 million in the second quarter of 2010 from $1.2 million in the second quarter of 2009 and an increase in pension payments in excess of amounts expensed of $0.7 million.

Cash flows from operating activities decreased in the second quarter of 2010 by $11.2 million to negative $2.4 million from positive $8.8 million in the second quarter of 2009.  In the second quarter of 2010, changes in working capital items resulted in a net use of funds of $9.1 million.  In the second quarter of 2009, changes in working capital items resulted in a net source of funds of $0.3 million.  The decrease of $9.3 million from the second quarter of 2009 to the second quarter of 2010 is primarily due to a decrease in the average time to pay suppliers and an increase in the cost of inventory.

Cash flows used in investing activities were $3.0 million in the second quarter of 2010 and $2.8 million in the second quarter of 2009.  The increased cash used for investing activities in the second quarter of 2010 as compared to the second quarter of 2009 is due to higher capital expenditures and the increase in other assets in the second quarter of 2010.

The Company increased total indebtedness during the three months ended June 30, 2010 by $4.2 million.  The Company decreased total indebtedness during the three months ended June 30, 2009 by $3.6 million.  The increase in the second quarter of 2010 was in the borrowings outstanding under the ABL.

Long-Term Debt

As discussed under the section “Liquidity”, the Company has a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories, and manufacturing equipment.  As of June 30, 2010, the Company had borrowed $100.8 million under its ABL, including $2.0 million in letters of credit.  As of June 30, 2009, $96.9 million had been borrowed including $1.7 million in letters of credit.  When combined with cash on-hand and cash equivalents, the Company had total cash and credit availability of $52.1 million as of June 30, 2010 and $51.3 million as of June 30, 2009.  The increase in total cash and credit availability of $0.8 million between June 30, 2009 and June 30, 2010 was primarily due to an increase in the borrowing base related to higher eligible trade receivables and inventories.

Contractual Obligations

As of June 30, 2010, there were no material changes in the contractual obligations set forth in the Company’s 2009 audited consolidated financial statements that were outside the ordinary course of the Company’s business.

Capital Stock

As of June 30, 2010 there were 58,951,050 common shares of the Company outstanding.

During the second quarter of 2010, 475,000 stock options were granted and no stock options were exercised.

The Company announced a normal course issuer bid effective May 20, 2010.  In connection with this normal course issuer bid, the Company is entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date.  The normal course issuer bid will expire in May 2011.

Financial Risk Management

During the three months ended June 30, 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in August 2010, at fixed exchange rates to the Euro.  These forward foreign exchange rate contracts do comply with the Company’s foreign exchange risk policy but do not comply with the hedge accounting requirements as presented by GAAP.  For additional information regarding these forward foreign exchange rate contracts, please refer to Note 13 to the unaudited interim consolidated financial statements as of and for the three and six months ended June 30, 2010.  For additional information regarding the Company’s financial risks and management thereof, please refer to Note 21 of the Company’s consolidated financial statements as of December 31, 2009, and for the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives, and policies, all of which did not materially change during the six months ended June 30, 2010.

Critical Accounting Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the recorded amount of revenues and expenses during the reporting period then ended. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, pension and post-retirement benefits, stock-based compensation, income taxes, impairment of long-lived assets and asset retirement obligation, and contingencies based on currently available information.  Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates and  their effect on the Company’s consolidated results of operations and financial position can be found in the Company’s 2009 audited consolidated financial statements and have not materially changed since that date.

Accounting Changes

- Future Accounting Standards

-

Business combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS.  Earlier application is permitted.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

-

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination.  These Sections constitute the GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS.  Earlier adoption is permitted as of the beginning of a fiscal year.  The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

International Financial Reporting Standards

In 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as of January 1, 2011, publicly-accountable enterprises will be required to adopt IFRS.  Accordingly, the Company will adopt these new standards during its fiscal year beginning on January 1, 2011.  The AcSB also stated that enterprises will be required to provide comparative IFRS information for the previous fiscal year.

The Company’s IFRS transition process consists of four principle phases as follows:

1- Preliminary Assessment and Planning

2- Detailed Evaluation

3- Defining the Solution

4- Implementation

The Company has completed phase one and phase two.  Work continues on phase three and accordingly, the Company expects to meet all milestones required for the completion of the conversion to IFRS.  The Company’s first consolidated financial statements in accordance with IFRS will be its interim unaudited consolidated financial statements as of March 31, 2011 and the three month period then ended, which will include the comparative period of 2010.

IFRS ADOPTION

The following are provided in connection with our planned adoption of IFRS in 2011.

Set forth below are the IFRS 1 initial exceptions and elections upon adoption of IFRS that the Company expects to make.

IFRS Optional Exemptions

1

Business Combinations

IFRS 3, Business Combinations, may be applied retrospectively or prospectively.  The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date.  We will elect not to apply IFRS 3 retrospectively to business combinations that occurred prior to the Transition Date.  Consequently, such business combinations will not be restated.

2

Employee Benefits

IAS 19, Employee Benefits, allows certain actuarial gains and losses to be either deferred and amortized, subject to certain provisions (corridor approach), or immediately recognized through equity. Retrospective application of the corridor approach for recognition of actuarial gains and losses in accordance with IAS 19 would require us to determine actuarial gains and losses from the date benefit plans were established.  We will elect to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening deficit, for all of our employee benefit plans.

3

Cumulative Translation Differences

Retrospective application of IFRS would require us to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary was formed or acquired.  IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date.  We will elect to reset all cumulative translation gains and losses to zero in opening deficit at the Transition Date.

4

Share-Based Payments

IFRS 2, Share Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the Transition Date.  We will elect to avail ourselves of the exemption provided under IFRS 1 and will apply IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.  Further, we will apply IFRS 2 for all liabilities arising from share-based payment transactions that existed at January 1, 2010.

5

Changes in Existing Decommissioning, Restoration and Similar Liabilities Included in the Cost of Property, Plant and Equipment

For changes in existing decommissioning, restoration and similar liabilities that occurred before the date of transition, IFRS 1 allows first time adopters to not comply with the requirements of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities.   We will elect not to retrospectively recognize changes to liabilities under IFRIC 1 which may have occurred before the Transition Date.  Consequently, we will recalculate the net book value of the related asset using a simplified method.

6

Assets and Liabilities of Subsidiaries

IFRS 1 mandates that when a subsidiary adopts IFRS before the parent, the parent is required to record the assets and liabilities of the subsidiary at the same carrying amount as in the financial statements of the subsidiary.  Since one of our subsidiaries will adopt IFRS prior to the parent, we will elect this exemption and measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiary, after adjusting for consolidation adjustments and for the effects of the business combination in which the parent company acquired the subsidiary.

7

Borrowing Costs

IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.  Since our previous practice of capitalizing interest was not always consistent with the requirements of IAS 23, we will elect to prospectively apply the provisions of IAS 23 for qualifying assets whose commencement date for capitalization is subsequent to the date of transition.  The interest previously capitalized will be reversed to opening deficit as at Transition Date.

IFRS Mandatory Exceptions

1.

Hedge Accounting

Hedge accounting can only be applied to transactions that satisfy the hedge accounting criteria in IAS 39 as of the Transition Date.  Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively.  As a result, only hedging relationships that satisfied the hedge accounting criteria as of the Transition Date will be reflected in our IFRS results.

2.

Estimates

Hindsight is not used to create or revise estimates.  The estimates we previously made under Canadian GAAP cannot be revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Significant Changes in Accounting Policies upon Conversion to IFRS

In addition to the IFRS 1 elections, we expect to make certain changes in our accounting policies to be compliant with IFRS.

Impact of Adoption of IFRS on our Company

The conversion to IFRS will impact the way we present our financial results. Currently, we are engaging in the process of communicating the changes required by IFRS to the relevant personnel within the Company.  We are in the process of evaluating the impact of the conversion on our accounting systems and developing detailed plans on how the requisite systems will be updated for the periods affected.  We expect that the systems changes will be made prior to our conversion to IFRS in the fourth quarter of 2010.  We believe our internal and disclosure control processes, as currently designed, will not need significant modifications as a result of our conversion to IFRS.  We are also in the process of assessing the impacts of adopting IFRS on our debt covenants and other contractual arrangements, and so far, we have not identified any material compliance issues.  In addition, we are considering the impacts that the transition will have on our internal planning process and compensation arrangements.

Summary of Quarterly Results

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting.  With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its consolidated financial statements.  The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of June 30, 2010 is effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This MD&A contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Intertape Polymer Group Inc.

Interim Consolidated Financial Statements
June 30, 2010

Financial Statements

Consolidated Earnings

2

Consolidated Deficit

3

Consolidated Comprehensive Income (Loss)

4

Consolidated Cash Flows

5

Consolidated Balance Sheets

6

Notes to Consolidated Financial Statements

7 to 17

18

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
Sales	180,278	151,912	353,398	290,980
Cost of sales	158,906	130,379	312,399	254,631
Gross profit	21,372	21,533	40,999	36,349

Selling, general and administrative expenses	17,858	16,601	36,762	32,017
Stock-based compensation expense	222	254	484	512
Research and development expenses	1,929	1,295	3,421	2,668
Financial expenses
Interest	3,777	3,970	7,526	8,055
Other	392	536	514	1,030
	24,178	22,656	48,707	44,282
Loss before income taxes	(2,806)	(1,123)	(7,708)	(7,933)
Income taxes (recovery)
Current	(16)	385	86	394
Future	(124)	(313)	667	(480)
	(140)	72	753	(86)
Net loss	(2,666)	(1,195)	(8,461)	(7,847)

Loss per share
Basic	(0.05)	(0.02)	(0.14)	(0.13)
Diluted	(0.05)	(0.02)	(0.14)	(0.13)

The accompanying notes are an integral part of the interim unaudited consolidated financial statements and Note 4 presents additional information on consolidated earnings.

19

Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
Balance, beginning of period	(180,704)	(167,185)	(174,909)	(160,533)
Net loss	(2,666)	(1,195)	(8,461)	(7,847)
Repurchase of common shares		13		13
Balance, end of period	(183,370)	(168,367)	(183,370)	(168,367)

The accompanying notes are an integral part of the interim unaudited consolidated financial statements.

20

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
Net loss	(2,666)	(1,195)	(8,461)	(7,847)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil; nil in 2009)	(130)	599	(446)	(240)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil; nil in 2009)	313		624
Changes in fair value of investment in publicly traded securities designated as available-for-sale		1,065		1,065
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil; nil in 2009)	(540)	2,162	(25)	1,422
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil; nil in 2009)	(309)	16	(399)	70
Gain on forward foreign exchange rate contracts recorded in the consolidated earnings pursuant to recognition of the hedged item in cost of sales	(154)	(453)	(154)	(453)
Reduction in net investment in a foreign subsidiary				(125)
Changes in accumulated currency translation adjustments	(5,312)	9,638	(3,162)	5,163
Other comprehensive income (loss)	(6,132)	13,027	(3,562)	6,902
Comprehensive income (loss) for the period	(8,798)	11,832	(12,023)	(945)

The accompanying notes are an integral part of the interim unaudited consolidated financial statements.

21

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(2,666)	(1,195)	(8,461)	(7,847)
Non-cash items
Depreciation and amortization	9,300	9,329	18,627	18,494
Accretion expense - asset retirement obligation	47		92
Loss (gain) on disposal of property, plant and equipment	(54)	304	129	323
Write-down of inventories	537	163	902	264
Reversal of a portion of write-down of inventories		(84)	(10)	(1,692)
Future income taxes	(124)	(313)	667	(480)
Stock-based compensation expense	222	254	484	512
Pension and post-retirement benefits funding in excess of amounts expensed	(360)	321	(361)	793
Gain on forward foreign exchange rate contracts	(163)	(453)	(163)	(453)
Change in fair value of forward foreign exchange rate contracts	68	110	68	110
Unrealized foreign exchange (gain) loss	(270)	120	(587)	54
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary				(125)
Other	89	(39)	68	(78)
Cash flows from operations before changes in working capital items	6,626	8,517	11,455	9,875
Changes in working capital items
Trade receivables	(9,345)	(8,038)	(17,995)	(5,086)
Other receivables	622	572	(1,105)	1,139
Inventories	(3,195)	(423)	(12,275)	13,688
Parts and supplies	(84)	(213)	6	(411)
Prepaid expenses	32	(16)	320	(872)
Accounts payable and accrued liabilities	2,915	8,375	15,528	2,372
	(9,055)	257	(15,521)	10,830
Cash flows from operating activities	(2,429)	8,774	(4,066)	20,705

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships			647
Property, plant and equipment	(2,988)	(2,174)	(5,526)	(7,260)
Proceeds on disposal of property, plant and equipment and other assets	73		195
Other assets	(99)		(43)
Intangible assets		(632)		(933)
Cash flows from investing activities	(3,014)	(2,806)	(4,727)	(8,193)

FINANCING ACTIVITIES
Long-term debt	11,063	4,609	22,147	4,609
Repayment of long-term debt	(6,815)	(8,216)	(9,188)	(23,746)
Repurchase of common shares		(18)		(18)
Cash flows from financing activities	4,248	(3,625)	12,959	(19,155)
Net increase (decrease) in cash	(1,195)	2,343	4,166	(6,643)
Effect of foreign currency translation adjustments	(540)	574	(743)	160
Cash, beginning of period	8,829	5,990	3,671	15,390
Cash, end of period	7,094	8,907	7,094	8,907

The accompanying notes are an integral part of the interim unaudited consolidated financial statements.

22

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)

	June 30, 2010 (Unaudited)	December 31, 2009 (Audited)
	$	$
ASSETS
Current assets
Cash	7,094	3,671
Trade receivables	91,430	74,161
Other receivables	4,032	3,052
Inventories	89,780	79,001
Parts and supplies	15,197	15,203
Prepaid expenses	3,605	3,693
Derivative financial instruments (Note 13)	308	1,438
Asset held-for-sale		149
Future income taxes (Note 5)	11,860	11,860
	223,306	192,228
Property, plant and equipment	259,617	274,470
Other assets	22,114	21,869
Intangible assets (Note 7)	4,025	3,550
Future income taxes (Note 5)	43,051	43,736
	552,113	535,853

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	83,473	68,228
Installments on long-term debt (Note 8)	1,627	1,721
	85,100	69,949
Long-term debt (Note 8)	227,453	215,281
Pension and post-retirement benefits	10,379	10,200
Derivative financial instruments (Note 13)	1,370	1,548
Other liabilities (Note 9)	1,547	1,072
	325,849	298,050
SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	348,143	348,143
Contributed surplus (Note 10)	14,645	14,161

Deficit	(183,370)	(174,909)
Accumulated other comprehensive income (Note 11)	46,846	50,408
	(136,524)	(124,501)
	226,264	237,803
	552,113	535,853

The accompanying notes are an integral part of the interim unaudited consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying interim unaudited consolidated financial statements, expressed in US dollars and prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (the “Company”) consolidated financial position as at June 30, 2010 as well as its consolidated results of operations and cash flows for the three and six months ended June 30, 2010 and 2009.

These interim unaudited consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2009 annual audited consolidated financial statements.

These interim unaudited consolidated financial statements and notes thereto follow the same accounting policies as those described in the most recent annual audited consolidated financial statements.

2 - ACCOUNTING CHANGES

Future accounting standards

–

Business combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

–

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

3 - PENSION AND POST-RETIREMENT BENEFITS

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
Net periodic benefit cost for defined pension plans	791	832	1,530	1,687

4 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
Interest
Interest on long-term debt	3,640	3,935	7,198	7,859
Amortization of debt issue expenses on long-term debt	276	271	550	541
Accretion expense	47		92
Other interest			58	41
Interest capitalized to property, plant and equipment	(186)	(236)	(372)	(386)
	3,777	3,970	7,526	8,055

Other
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (1)				(125)
Foreign exchange loss (gain)	150	(196)	(131)	108
Interest income and other financial expenses	174	622	577	937
Change in fair value of forward foreign exchange rate contracts (Note 13)	68	110	68	110
	392	536	514	1,030

Depreciation of property, plant and equipment	8,818	8,873	17,670	17,578
Amortization of other deferred charges	16	8	29	29
Amortization of intangible assets	190	177	378	346
Loss (gain) on disposal of property, plant and equipment	(54)	304	129	323
Write-down of inventories to net realizable value	537	163	902	264
Reversal of a portion of a write-down of inventories to net realizable value, recognized as a reduction of cost of sales (2)		84	10	1,692
Advisory and support services fees (3)	227	405	477	817

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

4 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (Continued)

(1)

During the six months ended June 30, 2009, the Company reclassified from consolidated accumulated other comprehensive income, a foreign exchange gain amounting to $0.1 million as a result of a partial repayment of notes previously contracted with one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary.

(2)

Represents the reversal of a portion of a previously recorded write-down of inventories to net realizable value, including certain raw materials to be purchased by virtue of firm purchase commitments in the amount of nil ($1.4 million for the six months ended June 30, 2009).  The Company’s management determined that circumstances, prevailing at the time of the write-down, ceased to exist, whereby, the subsequent sale of these inventories have demonstrated a sufficient level of profitability to warrant the reversal of a portion of the initial write-down to net realizable value. The increased profitability was primarily due to an improved relationship between selling prices and raw material costs.

(3)

In the first quarter of 2010, the Company entered into agreements with companies controlled by two of the current members of its Board of Directors. These agreements replace the previously existing advisory services agreements that expired on December 31, 2009. These agreements require the provision of support services that include the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement is effective through September 30, 2010 and provides for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement is effective through the earlier of June 30, 2011 or the termination of the latter’s duties as the Chairman of the Board of Directors and provides monthly compensation beginning January 2010 in the amount of CAD$25,000.

5 - INCOME TAXES

During the six months ended June 30, 2010, the Company recorded $2.8 million ($2.5 million for the six months ended June 30, 2009) of net future income tax assets along with a corresponding increase to its valuation allowance amounting to $3.4 million ($2.0 million for the six months ended June 30, 2009). The increase in valuation allowance was, in part, due to management’s revision of its assessment of the mixture of future taxable income both from a tax jurisdiction standpoint and from the standpoint of the periods during which taxable income is expected to be generated. In assessing the recovery of the Company’s future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized.

As at June 30, 2009, and in connection with the uncertainties inherent in the worldwide credit crisis and adverse economic conditions, which commenced in the latter part of 2008 and continued to prevail in 2009, the Company recorded a $2.0 million increase to its future income tax assets’ valuation allowance.

The Company expects the future income tax assets, net of the valuation allowance, as at June 30, 2010, to be realized as a result of the reversal of existing taxable temporary differences, projections of taxable income and the implementation of tax planning strategies. These future income tax assets are available to the Company in order to reduce taxable income in future periods.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

6 - Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges

Effective November 10, 2009, the Company decided to terminate the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada as described in Note 4 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009. During the six months ended June 30, 2010, the Company did not incur additional costs in connection with this closure. The Company does not expect to incur significant additional costs in connection with this closure since it substantially completed all related activities.

During the three and six months ended June 30, 2010 and 2009, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges given that the Company had substantially completed all announced activities.

During the three and six months ended June 30, 2010 and 2009 the Company settled previously recorded obligations relating to these activities in the amount of $0.5 million, nil, nil and $0.1 million, respectively.

As at June 30, 2010 and December 31, 2009, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheets, amounted to approximately $0.7 million and $1.2 million, respectively.

7 - INTANGIBLE ASSETS

Effective June 24, 2010, the Company entered into a license agreement (the “Agreement”) under which the Company will be entitled to purchase certain finished goods for distribution to its customers. The terms and conditions of the Agreement call for an initial payment in the amount of $325,000 followed by ten quarterly installments of $62,500, commencing on October 1, 2010.  Accordingly, the Company recorded an intangible asset in the amount of $0.8 million and corresponding liabilities in the amount of $0.4 million and $0.4 million on its consolidated balance sheet under the captions intangible assets, accounts payable and accrual liabilities, and other liabilities, respectively. This asset will be amortized using the straight-line method over its useful life of 5 years.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

8 - LONG-TERM DEBT

Long-term debt consists of the following:

	June 30, 2010	December 31, 2009
	$	$
Senior Subordinated Notes (1)	115,878	115,600
Asset-based loan	98,821	85,389
Obligations under capital leases	6,260	6,496
Term debt	6,423	7,796
Mortgage loan	1,698	1,721
	229,080	217,002
Less: Installments on long-term debt	1,627	1,721
	227,453	215,281

(1)

The Senior Subordinated Notes are presented net of the related debt issue expenses that are amortized using the effective interest rate method, amounting to $2.8 million ($3.1 million in 2009).

9 – OTHER LIABILITIES

The Company’s other liabilities includes an asset retirement obligation as described in Note 14 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009.

The reconciliation of the Company’s asset retirement obligation liability is as follows as at June 30, 2010:

	Three months	Six months
	$	$
Balance, beginning of the period	1,154	1,072
Accretion expense	47	92
Foreign exchange impact	(39)	(2)
Balance, end of period	1,162	1,162

10 - CAPITAL STOCK

Common Shares

The Company’s common shares outstanding as at June 30, 2010 and December 31, 2009 were 58,951,050.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

Weighted average number of common shares outstanding for the periods ended June 30, are as follows:

	Three months		Six months
	2010	2009	2010	2009
Basic	58,951,050	58,951,050	58,951,050	58,951,050
Diluted	58,951,050	58,951,050	58,951,050	58,951,050

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

10 - CAPITAL STOCK (Continued)

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company was entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date. The normal course issuer will bid expire in May 2011.

In 2009, the Company accounted for the repurchase of 5,300 common shares for cancellation under the normal course issuer bid, which resulted in a decrease of approximately $31,000 and $13,000 of the Company’s consolidated capital stock and deficit, respectively.

The Company did not declare or pay dividends during the three and six months ended June 30, 2010 and 2009.

Stock Options

During the three months ended June 30, 2010, 475,000 stock options were granted (40,000 in 2009) at a weighted average exercise price and fair value of $2.19 and $0.44, respectively.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life

6.0 years
Expected volatility

59%
Risk-free interest rate

2.87%
Expected dividends

$0.00

The market value of the Company’s common shares at the date of the grant was $2.19.

No stock options were exercised during the three and six months ended June 30, 2010 and 2009.

Contributed Surplus

During the three and six months ended June 30, 2010, the contributed surplus account increased by approximately $0.2 million and $0.5 million, respectively ($0.3 million and $0.5 million for the three and six months ended June 30, 2009, respectively), representing the stock-based compensation expense recorded for the period. The stock-based compensation expense for the three months ended June 30, 2010, includes the acceleration of stock-based compensation expense associated with the retirement of one of the Company’s member of the Board of Directors.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

11 - ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three months		Six months
	2010	2009	2010	2009
	$	$	$	$
Balance, beginning of period	52,978	26,427	50,408	32,552
Other comprehensive income (loss)	(6,132)	13,027	(3,562)	6,902
Balance, end of period	46,846	39,454	46,846	39,454

The components of accumulated other comprehensive income are as follows as at:

	June 30, 2010	December 31, 2009
	$	$
Accumulated currency translation adjustments	48,003	51,165
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil; nil in 2009)	(1,370)	(1,548)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of nil; nil in 2009)	213	791
	46,846	50,408

12 - SEGMENTED DISCLOSURES

The Company‘s organizational and related internal reporting structures consist of two operating segments and a corporate segment. The two operating segments are the Tapes and Films Division and the Engineered Coated Products Division.

The accounting policies of the reportable segments, the basis for segmentation and the segments’ measures of profit and losses are the same as those applied and described in Note 2 and 18 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009. All inter-segment transactions are recorded at the exchange amount and are eliminated upon consolidation.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - SEGMENTED DISCLOSURES (Continued)

The following tables set forth information by segment for the three months ended June 30:

			2010
	T&F	ECP	Total
	$	$	$
Sales from external customers	149,842	30,436	180,278
Costs of sales	131,455	27,451	158,906
Gross profit	18,387	2,985	21,372

EBITDA before unallocated expenses	9,192	1,910	11,102

Depreciation and amortization	7,170	1,854	9,024

Unallocated corporate expenses			493
Stock-based compensation expense			222
Financial expenses			4,169
Loss before income taxes			(2,806)

			2009
	T&F	ECP	Total
	$	$	$
Sales from external customers	127,019	24,893	151,912
Costs of sales	106,440	23,939	130,379
Gross profit	20,579	954	21,533

EBITDA before unallocated expenses	13,626	(255)	13,371

Depreciation and amortization	7,480	1,578	9,058

Unallocated corporate expenses			676
Stock-based compensation expense			254
Financial expenses			4,506
Loss before income taxes			(1,123)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 - SEGMENTED DISCLOSURES (Continued)

The following tables set forth information by segment for the six months ended June 30:

			2010
	T&F	ECP	Total
	$	$	$
Sales from external customers	295,179	58,219	353,398
Costs of sales	258,106	54,293	312,399
Gross profit	37,073	3,926	40,999

EBITDA before unallocated expenses	18,508	1,152	19,660

Depreciation and amortization	14,395	3,682	18,077

Unallocated corporate expenses			767
Stock-based compensation expense			484
Financial expenses			8,040
Loss before income taxes			(7,708)

			2009
	T&F	ECP	Total
	$	$	$
Sales from external customers	242,373	48,607	290,980
Costs of sales	209,059	45,572	254,631
Gross profit	33,314	3,035	36,349

EBITDA before unallocated expenses	20,156	581	20,737

Depreciation and amortization	14,820	3,133	17,953

Unallocated corporate expenses			1,120
Stock-based compensation expense			512
Financial expenses			9,085
Loss before income taxes			(7,933)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 - FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

As at June 30, 2010, the Company’s senior subordinated notes fair value was $96.0 million ($98.5 million as at December 31, 2009).

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were as follows as at:

	Asset (liability)
	June 30, 2010	December 31, 2009
	$	$
Interest rate swap agreement	(1,370)	(1,548)

Forward foreign exchange rate contracts - CAD	368	1,438
Forward foreign exchange rate contracts - EURO	(60)	-
	308	1,438

The methods and assumptions used to determine the estimated fair value of each class of financial instruments are included in Note 21 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009.

Exchange Risk

During the six months ended June 30, 2010, one of the Company’s US self-sustaining foreign operations (the “Subsidiary”) purchased an aggregate of CAD$39.5 million (USD$38.2 million) (CAD$25.1 million (USD$20.8 million) in 2009) of inventories. Included in this amount is approximately CAD$6.5 million (USD$6.3 million) (CAD$20.0 million (USD$16.7 million) in 2009) of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). These Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during March, April and May of 2010, were settled in April, May and June of 2010. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as at June 30, 2010.

The cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption “cost of sales” in the amount of $0.5 million for the six months ended June 30, 2010 ($0.1 million in 2009). In accordance with GAAP, the cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

(a)

The Contracts have been settled; and

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

(b)

The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

June 30, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

13 – FINANCIAL INSTRUMENTS (Continued)

The Contracts’ terms and conditions and the Company’s foreign exchange risk policy and related management strategies are presented in Note 21 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009.

During the three months ended June 30, 2010, and in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$20.0 million beginning in July 2010, at fixed exchange rates ranging from CAD$1.0610 to CAD$1.0636 to the US dollar. The forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

In addition, during the three months ended June 30, 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in August 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts comply with management’s foreign exchange risk policy whereby these forward foreign exchange rate contracts will mitigate the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. In accordance with Canadian GAAP, these forward foreign exchange rate contracts do not comply with the requirements for hedge accounting and accordingly, have not been designated as such by the Company’s management. Consequently, changes in the fair value of these contracts will be included in the determination of consolidated net earnings for the period.

During the three months ended June 30, 2010, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of two forward foreign exchange rate contracts (three forward  foreign exchange rate contracts in 2009) (the “Terminated Contracts”), which were scheduled to settle on July 2, 2010 (July 2, 2009), representing the Company’s hedging of inventory purchases during the month of June 2010. As at June 30, 2010, all inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the three and six months ended June 30, 2010.

Accordingly, included in the Company’s consolidated earnings for the three months ended June 30, 2010 are $0.2 million ($0.5 million in 2009) under the caption cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a trivial amount ($0.1 million in 2009) under the caption financial expenses – other, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate its designation of these specific hedging relationships.

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